Phone:	(212) 885-5000

Fax:	(917) 885-5001

Email:	JRinde@blankrome.com

October 22, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Attn.:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	China Sky One Medical, Inc. Form 10-K for the Period Ended December 31, 2008 Filed April 15, 2009 File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed April 15, 2009, by letter dated September 18, 2009, to Mr. Yan-Qing Liu, the Company’s Chairman, Chief Executive Officer and President.  On October 2, 2009, the Company submitted correspondence to the Commission by Edgar stating that it expected to file a response to the Commission’s letter on or before October 22, 2009.  As was discussed earlier today by Mr. Eric C. Mendelson of our office and Ms. Jennifer Riegel of the Commission’s Staff, the Company is not yet in position to respond to the Commission’s comments.  Due, in part, to public holidays in the People’s Republic of China earlier this month, the Company needs additional time to gather information to provide a comprehensive response to the Staff’s comments.  The Company anticipates that its response will be filed on or before November 6, 2009.

Please do not hesitate to contact the undersigned, or Eric C. Mendelson of our office at (212) 885-5159, with any questions or further comments.

Very truly yours, /s/ Jeffrey A. Rinde, Esq. Jeffrey A. Rinde, Esq. Partner of the Firm

405 Lexington Avenue New York, NY  10174-0208

www.BlankRome.com

California   •   Delaware   •   Florida   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Washington, DC   •   Hong Kong